

August 24, 2012

Via E-mail
Mr. Adrian Adams
President and Chief Executive Officer
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

Re: Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-50855

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Strategic Relationships, page 10

1. Please provide us proposed revised disclosure to be included in future periodic reports regarding the material terms of your license agreements to include the following information:

    - For your license agreement with FCB:
      - The percentage range of royalties you must pay upon sales of Testim in territories where FCB has an enforceable patent;
      - The percentage range of royalties you must pay upon sales of Testim in territories where FCB does not have an enforceable patent; and,
      - Termination provision;

    - For your license agreements with Ferring and Paladin:

- Upfront payments;
- Aggregate potential milestone payments;
- Percentage royalty payments;
- Termination provisions; and,
- Duration;

- For your license agreement with BioSpecifics:
  - The percentage range of royalties you must pay on net sales of XIAFLEX by the Company;

- For your license agreement with Pfizer:
  - The percentage range of royalties on net sales of XIAPEX in Pfizer territory;

- For your license agreement with Asahi Kasei:
  - The percentage range of royalties on net sales of XIAFLEX in Japan; and
  - Termination provisions;

- For your license agreement with Actelion:
  - The percentage range of royalties on net sales of XIAFLEX in Australia, Brazil, Canada, and Mexico; and,
  - Termination provisions.

Note that where you have received confidential treatment for specific royalty percentages, we are only requesting disclosure of the range of royalties not the actual royalty percentage. Where applicable, please ensure the percentage range of royalties presented is within ten percentage points (e.g. "single digits," "between 10% percent and 20 percent," or "in the twenties").

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(e) Revenue Recognition, page 85

2. You disclose one of the criteria for revenue recognition is when delivery has occurred or services have been provided. However, you disclose that you recognize revenue at the time of shipment of XIAFLEX to U.S. customers. This appears to be inconsistent with your revenue recognition policy and your letter to us dated September 22, 2011 that title of the product transfers on receipt by the distributor, FOB destination. Please provide us proposed revised disclosure to be included in your future periodic reports to address this inconsistency.

(13) Common Stock and Redeemable Convertible Preferred Stock
(f) Valuation and Expense Information, page 103

3.   You disclose that expected volatility is based on the blended historical volatility of the Company and the historical volatility of peer group companies. It appears that you have sufficient experience to use just the historical volatility of the Company. Please explain to us why your assumption is based on blended historical volatility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant